Exhibit 12

THE ALLSTATE CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		For the Year ended December 31,
		2002		2001		2000		1999		1998
		(in millions)
1.	Income from continuing operations before income taxes, equity in net income of unconsolidated subsidiary, dividends on redeemable preferred securities of subsidiary trusts and cumulative effect of change in accounting principle	$1,540		$1,285		$3,047		$3,907		$4,745
2.	Dividends from less than 50% owned subsidiary	—		—		—		—		1

3.	Income from continuing operations before income taxes (1+2)	$1,540		$1,285		$3,047		$3,907		$4,746

	Fixed Charges:
4.	Interest on indebtedness	$278		$248		$229		$129		$118
5.	Interest factor of annual rental expense	43		57		50		50		90

6.	Total fixed charges (4+5)	$321		$305		$279		$179		$208

7.	Dividends on redeemable preferred securities	15		69		63		59		59
8.	Total fixed charges and dividends on redeemable preferred securities (6+7)	$336		$374		$342		$238		$267

9.	Income from continuing operations before income taxes and fixed charges (3+6)	$1,861		$1,590		$3,326		$4,086		$4,954

10.	Ratio of earnings to fixed charges, excluding interest credited to contractholder funds (A)(B)	5.5	X	4.3	X	9.7	X	17.2	X	18.6	X

11.	Interest credited to contractholder funds	$1,764		$1,733		$1,503		$1,362		$1,247
12.	Total fixed charges including dividends on redeemable preferred securities and interest credited to contractholder funds (8+11)	$2,100		$2,107		$1,845		$1,600		$1,514

13.	Income from continuing operations before income taxes and fixed charges including interest credited to contractholder funds (3+6+11)	$3,625		$3,323		$4,829		$5,448		$6,201

14.	Ratio of earnings to fixed charges (13/12)	1.7	X	1.6	X	2.6	X	3.4	X	4.1	X

(A)
The Company has authority to issue up to 25,000,000 shares of preferred stock, par value $1.00 per share; however, there are currently no shares outstanding and the Company does not have a preferred stock dividend obligation. Therefore, the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends is equal to the Ratio of Earnings to Fixed Charges and is not disclosed separately.

(B)
In this presentation, interest credited to contractholder funds is excluded to promote transperancy and allows users of this exhibit to quantify the impact of Interest credited to contractholder funds on the ratio of earnings to fixed charges.